UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OPTIMIZERX CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68401U105

(CUSIP Number)

Shawn Turner

Holland & Knight LLP

1801 California Street, Suite 5000

Denver, Colorado 80202

(303) 974-6660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401U105

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 737,984
	8	Shared voting power 0
	9	Sole dispositive power 737,984
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 737,984
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.4%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5.

The undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of February 5, 2015 as amended by Amendment No. 1 to Schedule 13D dated March 25, 2015, Amendment No. 2 to Schedule 13D dated October 27, 2015, Amendment No. 3 to Schedule 13D dated September 27, 2019 and Amendment No. 4 to Schedule 13D dated February 18, 2021 (collectively, the “Schedule 13D”). This statement constitutes Amendment No. 5 to the Schedule 13D. The purpose of this Amendment No. 5 is to report a greater than 1% decrease in ownership of the Company’s Common Stock by the Reporting Person, the net impact of which was to reduce the Reporting Person’s beneficial ownership below 5% of the Company’s outstanding shares of Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement relates to 737,984 shares of Common Stock owned by the Reporting Person. Based on the Company’s Annual Report on Form 10-K filed on March 8, 2021, 16,806,637 shares of Common Stock were outstanding as of March 3, 2021. Therefore, the 737,984 shares of Common Stock reported on this Schedule 13D represent approximately 4.4% of the Company’s issued and outstanding shares of Common Stock.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) During the last 60 days, the Reporting Person effected the following purchases and sales of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below.

Transactions by Reporting Person’s individual retirement accounts:

Date	Transaction	Shares	Unit Cost
2/12/2021	Sale	500	$56.614
2/16/2021	Sale	40000	$62.3352
2/16/2021	Sale	20000	$62.3352
2/17/2021	Sale	25000	$59.026
2/17/2021	Sale	5000	$60.756
2/17/2021	Sale	19583	$59.026
2/18/2021	Purchase	10000	$56.3145
2/18/2021	Sale	10000	$57.7402
2/22/2021	Purchase	10000	$57.7479
2/23/2021	Purchase	17000	$53.5346
2/23/2021	Sale	17000	$55.7783
2/24/2021	Sale	10000	$56.2549
2/25/2021	Purchase	10000	$56.0956
2/26/2021	Purchase	2700	$53.387
3/1/2021	Sale	8000	$57.8276
3/1/2021	Sale	6000	$57.8276
3/4/2021	Purchase	20000	$49.244
3/5/2021	Purchase	7000	$40.0326
3/5/2021	Sale	7000	$43.2829
3/12/2021	Purchase	1133	$43.73
3/12/2021	Sale	1133	$45.2783
3/15/2021	Purchase	5000	$45.8677
3/16/2021	Purchase	5000	$50.2767
3/16/2021	Purchase	5000	$50.6404
3/17/2021	Purchase	106	$52.4599
3/18/2021	Purchase	9900	$50.8858
3/19/2021	Sale	5100	$51.9394
3/26/2021	Purchase	3489	$47.5
4/5/2021	Sale	3000	$53.247
4/6/2021	Sale	35000	$50.5267
4/7/2021	Sale	25100	$50.1018
4/8/2021	Sale	29823	$49.302
4/9/2021	Sale	22728	$49.0712
4/12/2021	Sale	44960	$50.5628

(d) Not applicable.

(e) On April 7, 2021, the Reporting Person ceased to beneficially own more than 5% of outstanding shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2021

By:	/s/ Ronald L. Chez
Ronald L. Chez